UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                       NATUS MEDICAL INCORPORATION (BABY)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    639050103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                       DLA Piper Rudnick Gray Cary US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    689,571 Common shares (3.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           689,571
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 689,571; for all reporting persons as a group, 3,508,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 common shares (0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 0; for all reporting persons as a group, 3,508,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 common shares (0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 0; for all reporting persons as a group, 3,508,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    826,158 common shares (4.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           826,158
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 826,158; for all reporting persons as a group, 3,508,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,993,185 common shares (10.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,993,185
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 1,993,185; for all reporting persons as a group, 3,508,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,508,914 shares (18.9%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,508,914 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 3,508,914; for all reporting persons as a group, 3,508,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        826,158 common shares (4.4%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    826,158 common shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 826,158; for all reporting persons as a group, 3,508,914 shares (18.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 9 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below:

Item 2. Identity and Background

      The D3 Funds, which are identified in response to Item 4, are Washington State limited partnerships (except for the DIII Offshore Fund, L.P., which is a Bahamian limited partnership). The D3 Funds are filing this Amendment, together with: Nierenberg Investment Management Company, Inc., a Washington State corporation, which is the general partner of all of the D3 Funds except the DIII Offshore Fund, L.P.; and Nierenberg Investment Management Offshore, Inc., a Bahamian corporation, which is the general partner of the DIII Offshore Fund, L.P., and is a wholly-owned subsidiary of Nierenberg Investment Management Company, Inc.

Item 3. Source and Amount of Funds or Other Consideration

      Reference is made to Item 4 of this Amendment, which is incorporated by reference in response to this Item.

Item 4. Purpose of Transaction

      Effective June 30, 2006, four of the D3 Funds, namely (i) the D3 Family Fund, L.P., (ii) the D3 Bulldog Fund, L.P., (iii) the D3 Children's Fund, L.P., and (iv) the D3 Family Retirement Fund, L.P., (collectively the "Participating Funds") effected a consolidation of their respective assets and operations (the "Consolidation"). The Consolidation was implemented through a series of simultaneous transactions approved by the constituent partners of each of the Participating Funds, including the following: (i) approximately 80% of the fair market value of the assets of D3 Family Fund were transferred and contributed to D3 Bulldog Fund; (ii) all of the assets of D3 Children's Fund were transferred and contributed in separate parts to each of D3 Bulldog Fund and D3 Family Fund; and (iii) all of the assets of D3 Retirement Fund were transferred and contributed in separate parts to each of D3 Bulldog Fund and D3 Family Fund. To the extent the transferred and contributed assets of the Participating Funds consisted of any shares of the class previously reported on the Schedule 13D as being beneficially owned by any such Participating Fund (the "Shares"), for all purposes and transactions involved in the Consolidation the Shares were valued at fair market value as represented by the (closing price) as at June 30, 2006 and treated as having been re-allocated internally amongst the Participating Funds at the fair market value.

      As a result of the Consolidation, each of D3 Children's Fund and D3 Retirement Fund no longer beneficially owns any Shares, and correspondingly, the number of Shares owned beneficially by each of D3 Family Fund and D3 Bulldog Fund has increased. After giving effect to the Consolidation, the aggregate beneficial ownership of Shares by the Participating Funds and their respective general partners has not changed. Further, the Consolidation did not include or involve the fifth fund, DIII Offshore Fund, L.P. Accordingly, after giving effect to the Consolidation, the aggregate beneficial ownership of Shares on the part of all filing persons as a group has not changed.

      Also see Item 5 of this Amendment.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 3,508,914 common shares, constituting approximately 18.9% of the outstanding Shares.

      (c) As a result of the Consolidation, including any internal re-allocation of Shares amongst the Participating Funds as described in Item 4 of this Amendment (which is incorporated by reference in response to this Item 5), the following transfers of Shares among the D3 Family Funds may be deemed to have occurred, the transaction date of all such transfers being June 30, 2006.

      D3 Children's Fund: transferred 132,161 Shares, constituting all of its Shares

      D3 Retirement Fund: transferred 551,940 Shares, constituting all of its Shares

      D3 Family Fund: number of Shares decreased from 1,686,422 to 689,571 representing approximately 3.7% of the outstanding Shares

      D3 Bulldog Fund: number of Shares increased from 312,233 to 1,993,185 representing approximately 10.7% of the outstanding Shares

      (d) On June 30, 2006, D3 Children's Fund and D3 Retirement Fund ceased to be the direct beneficial owners of any Shares and ceased to be members of a filing group with the other three Funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer

      Exhibit 1 to this Amendment is hereby incorporated by reference in response to this item.

      Also see Item 4 of this Amendment.

Item 7. Material to be filed as Exhibits

      Exhibit 1 to this Amendment is the form of document used to effect the transfer of (among other assets) Shares pursuant to the consolidation.

      Exhibit 2 to this Amendment is the joint filing agreement pursuant to which all of the filing persons have authorized the filing of this Amendment as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                         D3 Family Fund, L.P., D3 Bulldog Fund,
                                         L.P., D3 Children's Fund, L.P., and D3
                                         Family Retirement Fund, L.P.

                                         By: Nierenberg Investment Management
                                              Company, Inc.

                                         Its: General Partner


July 05, 2006                            By: /s/ David Nierenberg
                                         ---------------------------------------
                                                 David Nierenberg, President

                                         DIII Offshore Fund, L.P.

                                         By: Nierenberg Investment Management
                                              Offshore, Inc.

                                         Its: General Partner


July 05, 2006                            By: /s/ David Nierenberg
                                         ---------------------------------------
                                                 David Nierenberg, President

                                         Nierenberg Investment Management
                                              Company, Inc.


July 05, 2006                            By: /s/ David Nierenberg
                                         ---------------------------------------
                                                 David Nierenberg, President

                                         Nierenberg Investment Management
                                              Offshore, Inc.


July 05, 2006                            By: /s/ David Nierenberg
                                         ---------------------------------------
                                                 David Nierenberg, President